Filed by salesforce.com, inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Slack Technologies, Inc.

Commission File No.: 001-38926

Date: December 2, 2020

This filing relates to the proposed merger of Slack Technologies, Inc., a Delaware Corporation (“Slack”), with Skyline Strategies I Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“Salesforce”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 1, 2020, by and among Salesforce, Merger Sub I, Skyline Strategies II LLC, a Delaware corporation and a wholly owned subsidiary of Salesforce, and Slack.

[The following interview was conducted on CNBC on December 1, 2020]

Transcript — Marc Benioff on Mad Money, Q3 FY21 Earnings, 12/1/20

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S1 00:00	Going to be out in San Francisco for salesforce.com’s big Dreamforce conference. But even though they’re doing a virtual conferences here, they still manage to start the year off with a bang. Salesforce just reported the close today, and while they delivered big top and bottom line [inaudible] with robust guidance and an incredibly strong close to the quarter with huge free cash flow, the real story is that they’re buying Slack Technologies, the collaboration software company that came public last year. And they’re doing it for $27.7 billion in cash and stock. Slack’s been struggling to compete with Microsoft. As part of Salesforce, they’ll have [inaudible] take on anybody [inaudible]. Let’s check in with Marc Benioff, the founder, chairman, and bankable CEO of Salesforce, now that it’s in Dow stock, to get a better view of the quarter and the Slack deal. Mr. Benioff, congratulations and welcome back to Mad Money.

S2 00:49	Jim, it’s always great to be with you. Thanks for having me again.

S1 00:52	You know what, I’m not going to mince words. I want to know right now, with this $27 billion acquisition of Slack, I think the key question is, are you positioned to take on Microsoft as the future of enterprise software?

S2 01:07	Jim, first of all, let me just say, wow, what a quarter we had. I mean, you could just see we just had a monster Q3. It was phenomenal beyond our expectations. We’re now coming in to an incredible year next year from 21.1 this year to 25.5 next year. Incredible. But you’re right, Jim. Slack changes everything and makes Salesforce a whole new type of company, a company that is truly architected to work from anywhere. Now, we already introduced Salesforce work from anywhere a couple months ago. You know that. But now with Slack, it really super charges our approach and lets all of our customers rearchitect their workforce to be truly from anywhere.

S1 01:52	Okay. So look, I know your deal style, and I’ve been listening to these different analysts. And some are saying the deal’s too big. And some are saying, “He has to do it because he’s out of growth.” Now here’s one. “Salesforce engagement, they got to do it.” “The timing is curious.” “Teams has already won.” I mean, this guy’s saying-- all of the time, I hear, “The deal’s too big.” How were the last two big deals?

S2 02:18	Well, Jim, of course, whenever you do an acquisition, you get these narratives from people who maybe are not even in the software industry. They have no idea what’s happening to the customers. Let me tell you what’s happening with customers, Jim. Customers are rearchitecting how they are working. They are building a 360 degree view of their customers. They’re building a 360 degree of their employees. They want the ability to work from anywhere and to connect to their customers from anywhere. And you look at the opportunity today, incredible. Number one, selling from anywhere. I mean, there’s never been a more important point in history to have your B2B salesforce, or even your B2C salesforce, to be able to connect directly with your customer, or service from anywhere. Our customers are performing so well, because that’s how our product was built from beginning. Now with Slack, it provides this incredible, incredible window into a collaborative interface under all of our services and the whole enterprise itself.

S1 03:13	And you’re doing three times the sales of Slack that was reported just now.

S2 03:19	Well, I have victory [inaudible]. I mean, when I was first on this show in 2009, I think it was, I mean, I can’t remember where our revenue was. I think it was about a billion dollars. Here we are--

S1 03:31	It was $800 million.

S2 03:33	It was $800 million. Now we’re talking about $25.5 billion next year. And Jim, I have a $50 billion dream, which is what I’m shooting for. I feel very, very excited and motivated on everything that we need to do to double the company once again. And to make that happen, we have to architect a complete solution, which is selling, service, marketing. You mentioned our integration. Incredible product by Mulesoft has performed incredibly well. Tableau, you know that company we purchased a couple years ago now? It’s far exceeded my expectations. And now Slack. Incredible. All of these things together making up the most modern, most complete, and most competitive enterprise solution in the world today.

S1 04:19	Let’s talk about competitive, because I know Stewart Butterfield. I think the world of him. I know his counsel. And I know what Microsoft’s been doing. I know that they’ve been bundling. I know that they’ve made it so it’s almost difficult to even try the, what I regard, superior product of Slack because Teams is bundled. They’ll give it away if they even think that you’re going to go to Slack. How can you take that company on?

S2 04:42	Jim, look, I’m not going to address any specific competitor, and that--

S1 04:45	Why not [laughter]?

S2 04:48	We know exactly how to be successful in the software industry, and that is to make our customers successful. And look at this quarter. We had an incredible transaction with American Family Insurance. If you know the CEO, Jack, he is incredible, a complete match on our guys at Salesforce. He’s doing a fabulous job there. When you look at our ability now to take that whole implementation to another level with Slack, everyone is excited about what’s possible now between the combination of Salesforce and Slack.

S1 05:21	How about Zoom? Looks a new customer win. I know that their quarter was unbelievably fantastic, and not amazingly unbelievably fantastic. But there’s been [crosstalk].

S2 05:30	Zoom is another huge customer. And you know that I love Eric. And wow, he’s done a fabulous job. And by the way, Zoom is a tremendous partner of Slack. And Zoom and Slack together have incredible integration. You probably seen Slack has all kinds of applications, integrations. It’s a whole industry. It’s an economy. It’s not just a company, Jim. It’s a brand. It’s so many exciting things. And when you bring Salesforce and Slack together, that’s a marriage made in heaven.

S1 06:01	Well, is it time to do a real alliance? I mean, is it time to have that last [inaudible] in there? It’s time to have-- we know we love [inaudible] Okta. I mean, why can’t you put in everybody together and say, “Okay, listen. This is the new alliance”?

S2 06:17	Well Jim [laughter], [inaudible]. That’s what we do every single day. We help architect our customers’ solutions. We have the most successful cloud implementations in the world. We are the fastest growing enterprise software company ever. You can see the numbers. It’s incredible. And it’s all built by the foundation of customer success. Another amazing story for the quarter, T-Mobile. Mike is doing a fabulous job, and he’s doubled down on Customer 360, really built on the foundation of our whole communications cloud. We’ve been talking about that all year with our AT&T win in the first quarter. You can really see the whole industry pivoting.

S1 07:00	But this is what the customer wants. The customer wants a different interface. They are tired [inaudible] the Microsoft [to you]. I mean, why is it happening? Why is it happening?

S2 07:10	It happens, Jim, because when you use Salesforce, your company is just far more successful. The ability to connect with customers, the ability to communicate and now collaborate deeply with your employees. And ultimately, to bring those two ideas together, employees and customers collaborating together, I mean, there’s never been a solution like this before. We’re already deeply integrated with Slack. This is just an upscale in our existing relationship. They’re literally in the building next to us in Salesforce Park.

S1 07:39	Well, I mean, tomorrow’s it. Tomorrow’s going to be the keynote. Would you talk about being a half a trillion dollar company? Is that [inaudible] a little birdie told me that?

S2 07:50	Jim, I mean, I want to have-- it has to be a great company, but it has to be a great company that serves customers. And it has to be a company with great results. And look at these numbers, not only great revenue growth, look at the operating margin growth in the last two quarters as well. Record numbers. That is what is exciting about Salesforce. We are deeply connected and deeply committed to our customers and making them successful.

S1 08:13	Amazing cash flow, which I know is kind of-- a lot of people already got it wrong. They didn’t understand that you did a couple transactions that were very positive for shareholders. The cash flow was extraordinarily strong.

S2 08:25	Cash flow? Well, look at our cash flow. Enterprise software companies have never delivered cash flow like we’ve had. You’ve had that right all along, since we’ve been talking. But not just cash flow, pure growth, you know, market share, profitability, all of the KPIs that you want in a great company, and ultimately, customer success. That’s the most important thing to me. I have to be honest with you, Jim. Nothing is more important than the trust I have with all of customers. And one of the things that I love about Slack is how much the customers love them.

S1 09:20	All right. Well, congratulations. I hope that Stewart Butterfield [inaudible] pretty soon, because he deserves to have his day in court, so to speak. Because it’s not over. This does not cure what they were doing. [music]

S2 09:32	It accelerates all of our work, Jim. We are here to rearchitect the industry and make customers successful like never before, and give them the horsepower they need in their sales, their service, their marketing, their communications, their collaboration. And this combination of Slack and Salesforce does just that.

S1 09:48	All right. Thank you, so much, Marc Benioff, founder and chair, CEO of Salesforce, after a quick quarter and a gigantic acquisition, biggest ever. Thank you so much, sir. Mad Money’s back after a break.

[The following interview was conducted on Bloomberg on December 1, 2020]

Transcript — Marc Benioff on Bloomberg, 12/1/20

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S1 00:00	Marc, you said on the call it was a marriage made in Heaven which is quite a romantic analogy. Why do you describe it that way?

S2 00:08	Well, Emily, you and I both live in San Francisco, and you know Salesforce Tower and Salesforce Park, and you know the company that I look right out my window and my neighbor is Slack, and Stuart and I have had a great relationship for years with the company. So, honestly, I’ve had a great relationship. In fact, so many of our former executives are there. They’ve done a great job, but this marriage of Slack and Salesforce together-- well, you said it right. It’s a marriage made in Heaven, and we could not be more excited about this combination and how it transforms our Customer 360-vision, and let’s our customers work from anywhere. It’s just the most exciting thing I’ve been through.

S1 00:49	Now, many people are looking at this as a defensive move against Microsoft. What’s your response to that?

S2 00:56	Well, you can see Salesforce has really never been stronger. We just delivered a phenomenal quarter, raised our guidance $21.1 billion this year. We’re going to do over $25 and a half billion in revenue next year. Emily, it’s the fastest growing enterprise software company ever of all time. Salesforce has never been stronger, and when we look at Slack, which is also a tremendously fast-growing company but has really a breakthrough technology, the idea that you can collaborate, have channels, and we’ve integrated our products already. But this idea that you have this next generation work from anywhere environment, runs on my phones, runs on my iPad, amazing what is possible for me here.

S1 01:39	So you’re no stranger to deal, some 60 deals in your tenure at Salesforce. That said, the stocks slipped when reports of this deal first broke, and there are folks who think this is just too expensive for a company that has less than a billion dollars in revenue. What is your response to that?

S2 01:57	It’s a very common narrative. I’ve done, like you said, 60 deals, some of the largest deals ever done in the technology industry including Exact Target, which is a company we grew from a few hundred million dollars to a couple billion. We also have done an incredible transaction a couple of years ago now with Tableau. Of course, it was the same narrative then, but now we can see a couple billion dollars in revenue and tremendous market share gains since we acquired the company. And again, the deep integration with our customers and our Customer 360 and here we are again. With Slack it’s our same playbook. We’re just going to execute it. We have a lot of swagger. We have a good feeling, and we know what to do. We’re going to execute and deliver tremendous value to our global customers.

S1 02:43	So like you said, you’re always out there looking. I’m curious. How long have you been thinking about buying Slack? I mean, did you think about doing this before?

S2 02:51	I didn’t really think we were going to get any deals done this entire year. I mean, I’m at home. You’ve been at home, We at this all-digital work from anywhere environment. I’ve just been using Salesforce, Slack, Zoom. That’s my life. And now everything I use every day is Salesforce, which is kind of amazing. And look, Emily, I was totally shocked when Stewart and Fred Taylor who is our Chief Operating Officer, have known each other for a long time.

They were entrepreneurs together in different companies. Said, “Hey, we can bring these two companies together.” And they’ve just showed me a vision that’s so compelling, and our customers are going to just be so inspired by what they can do from productivity and the level of customer success. One of the things that’s really happened this year is our customers badly need so many of our core products. That’s why we’ve had such a tremendous growth this year, especially, for example, in sales. That is the ability for you to sell effectively. This is really powerful - B to B sales, the ability for you to actually sell directly to your customers using our technology, or B to C sales. In fact, this weekend we processed over 31 million orders for B to C customers. That’s more than 60% growth year over year. So we’re seeing a huge digital transformation. We’re seeing the pandemic accelerate. The digital world and especially the digital world with customers whether it’s B to B or B to C, Slack is going to be literally the icing on the cake making everything better.

S1 04:23	There’s another metaphor, Mark. You said Stuart will be staying at Slack. How much autonomy will he have, and will he be reporting directly to you?

S2 04:36	Stuart is going to be staying at Slack. The exact organizational model, that’s really going to be up to Fred Taylor, who’s driving the whole vision and transformation for Salesforce. He’s our Chief Operating Officer. I think you know him very well. Of course, we acquired his company several years ago, Quip?, and, of course, he’s the former CTO of Facebook and is executive.

S1 04:59	So talk to us about Slack’s personality. It is a very popular user-interface. How will the Slack experience change under Salesforce?

S2 05:12	Well, I think the Slack experience is going to be really augmented by the data, the workflow, the collaboration that you’re already using. Like I said, I use Salesforce every day to do my sales, to do my service, to do marketing, did my analytics with Tableau. It’s integrated with all of my enterprise systems. Now, all of that is appearing right inside of Slack. I mean, when I saw the original demos and prototypes of what our two products look like together, I’m like, “Oh, my gosh, I’ve going to be so much more productive. I can work from anywhere.” And I’m deeply connected in all of my customer experiences. They have a new product called Salesforce-- sorry, called Slack Connect-- Salesforce Slack Connect. You’re integrated intimately with your customers during this. So I’m thrilled. And, Emily, I’m so happy to be able to tell you this today because I’ve just been-- just been so excited since I first heard the potential to get something like this done.

S1 06:09	Now, you did try to build Slack from within with Chatter. It didn’t necessarily take off in the same way. What do you think about your desire and continuing desire to do these deals? What does that say about Salesforce’s ability to innovate, I versus build?

S2 06:32	Well, you have such a good memory, Emily. That’s over a decade ago. We have this vision of the social enterprise, and we had our Dream Forces-- by the way, Dream Force is tomorrow. So I hope you’ll tune it. But we had a whole Dream Forces built around the social enterprise, this idea exactly as I just articulated -

collaborative user interfaces, collaborative [inaudible], collaborative ecosystems built on top of these huge customer data links. And this idea that this was possible, this was always our dream. We built Chatter, but that was way before there was ever Slack. Now, Slack has kind of come along. It’s that vision of collaboration, but they added things that we could have never imagined, especially with how they integrated into everything like Zoom. And so you’re able to have these great new productivity environments, and I think customers are going to just love this.

[The following interview was conducted on Yahoo Finance on December 1, 2020]

Transcript — Marc Benioff on Yahoo Finance, 12/1/20

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S1 00:00	Position in Salesforce’s history. And if you go back to the second quarter, on that earnings call, even Marc Benioff himself said that he didn’t think it was a good M&A environment. But obviously his mind was changed. I’m going to take you inside to hear that story. Take a listen.

S2 00:18	Well, you’re right, Julia. This is one of the most exciting stories I’ve ever heard. And this story is the story of two companies coming together, and it’s a one-plus-one-equals-three equation. This is Salesforce and Slack. It’s really a marriage made in heaven. And I’ll tell you, we’ve had, for a long time, a vision in our company called the social enterprise where we saw a tremendous social interface on top of our products would make our users much more productive and work from anywhere on their phones and on their iPads and on their desktops. And that’s exactly what I saw. Brett Taylor, our chief operating officer, and Stewart Butterfield, the CEO of Slack, brought me this tremendous vision of our two companies coming together with this technology, and, wow, the demonstration is incredible. And what I saw, I think is going to just truly excite our customers, and they’re going to have the ability to have a next-generation capability for their companies.

S1 01:16	All right. Well, let’s kind of double click on that because, Marc, when you and talked, we often talked about customers, 360, the single source of truth. And when I hear you talk about this in particular, it sounds like that only amplifies it. Walk us through what that looks like.

S2 01:30	Well, you just saw we had a phenomenal quarter, another phenomenal quarter. And our business has really accelerated during this pandemic because customers, they’ve needed to double down on their tools to sell, to service, to market, to do analytics, to build applications, to do integrations. And so many of our core customers, whether it was AT&T, or we just announced an incredible transaction with American Family Insurance, or even organizations who are fighting the pandemic, like the state of Victoria in Australia, well, in every case, they’re using our platform to build a customer 360 so they really can understand their customers. And to give their employees the ability to be a lot more productive. Well, this is icing on the cake. This is really the ability to take what we’ve built, you layer in the Slack technology. We become more collaborative. We become more productive. We’re more mobile. We’re more work-from-anywhere. You can automate any workflow. This is very cool and very different than anything I’ve ever seen. It’s kind of a dream that I’ve always had that we would have this type of a user interface, and now, with Salesforce and Slack coming together, we do.

S1 02:43	You called it the central nervous system of so many companies. I was using Slack to set up this interview. I know you use the platform as well. I am curious--

S2 02:52	That’s right.

S1 02:52	--what kind of customer overlap do you have with Slack? And how does that help you integrate this faster?

S2 03:01	You are right. 90% of Slack customers are already Salesforce customers, but now we have the ability to go so much deeper with all of them because this idea that, “Look, I’m on Slack as well, and I’m on Salesforce, and I’m on Zoom, and that’s my new work environment. And now I can bring it together in a smart way.” And we can kind of tweak and tune and integrate, and all of a sudden, you have this tremendous, next-generation desktop environment for managing all of your business. And it doesn’t matter what size business you are. You could be a small business. You could be medium. You could be a large business. This is going to work for you. And, look. I think about all these customers who have transformed their sales organizations with Salesforce over the last few months because they need to be able to sell B2B, for example, so much more aggressively. You can sell them at any level. You can sell them to the CEO. But with Slack, you can collaborate as well. That’s powerful.

S1 03:54	Marc, I do want to ask about some competition out there. Of course, there’s a lot of speculation about the threat that Microsoft Teams poses to Slack. How does the tie up here with Salesforce and Slack kind of change the competitive landscape, from your viewpoint?

S2 04:13	Well, we’re really singularly focused on our vision, our vision to build the next-generation enterprise. And that’s probably why we’re the fastest-growing enterprise software company, I think, ever. We’re going to do 21.1 billion in revenue this year. Next year we just gave guidance that we’re going to do at least 25 and a half billion dollars in revenue. I mean, there’s never been an enterprise software company growing at that speed. That’s because of our unique vision. And part of that is, yes, our organic innovation, also our inorganic innovation, our ability to bring different pieces of different companies in to what we do. And this is no exception. When you bring Salesforce and Slack together, you’re going to get an overall acceleration of both organizations.

S1 04:57	You just mentioned the growth that Salesforce has done, 5.42 billion this quarter. That’s a second consecutive quarter north of 5 billion. You raised your guidance. You put out some fresh guidance for fiscal 2022. How do you think about growth going forward and the opportunities? And you mentioned even on the call kind of having this swagger to do deals in this environment. Would love to kind of go inside that playbook with you.

S2 05:21	Well, I really appreciate the question because you’re right. I mean, you look at our sequential quarterly growth, that is we did 5.15 billion last quarter, and then 5.42 billion is the quarter we just delivered, and then we’re going into a quarter where we’re going to deliver 5.67 billion. The sequential growth is extraordinary. And that gives us the ability because we’re strong right now. We’re hitting record revenues, record profit, record margins, record cashflows, that we have the ability to do something with this. When you’re strong, you want to do things like this. You want to kind of take your company, your organization to another level. That’s the opportunity. And we’re going to take that opportunity. We had no idea this was going to come along. All of a sudden, it’s like, this was possible? We have to do this.

S1 06:07	Yeah. Certainly no idea that was going to come along, but yet you’re someone who does like the product. So are you going to call up your CEO friends and say, “Hey, you have to be using this”? How do you kind of bring on-- I can tell you this. I taught a college class, and I taught my class solely on Slack. I had 11 student this semester. So how do you kind of, I guess, get more folks in the Slack ecosystem? How are you going to do that, Marc?

S2 06:31	You just said it. I’m going to call my friends, and I also have a lot of salespeople at Salesforce, thousands and thousands of them, over 10,000 of them, and we’re going to get them to call their friends as well.

S1 06:44	Okay. And what’s going to be the moon shot for you then when it comes to Slack?

S2 06:47	Well, I mean, we’re going to deliver over 25 and a half billion next year in revenue. And I’ve always had this $50 billion dream for Salesforce, so let’s see us go there.

S1 06:58	Okay. I--

S2 06:59	[crosstalk] how I personally look at the company, and I just have a huge dream around that.

S1 07:05	Yeah. I remember when you were saying the goal was just to get to 10 billion, and I’m hearing 50 billion is the next milestone for you, Marc Benioff. I do want to ask because I know a lot of folks are asking you what the future of work looks like. You did hint at that in the announcement here. What is the future of work? And how long do you think that future persists, especially as someone who does have a large physical presence in San Francisco, a big office presence, if you will?

S2 07:32	Well, we all know the past is gone, and it’s not coming back. And right now, we’re still in this pandemic. There’s a light at the end of the tunnel with the vaccines. We’re all wanting to get vaccinated and get back to work. But when we do go back to work, it’s going to be different. And we’ve learned a lot: how to be more productive, how to spend less, honestly, how to maybe do a little less travel, how to have a little less real estate, how to put all these things together, new collaborative interfaces like Slack, new types of tools like Zoom. How do we put all of these things together in a smart way to create the next generation of business? The next generation of business, Julia, that is a huge, exciting question. What does the next generation of business look like? You’ve been talking about that on your show. I’ve been thinking about that, too. And then when you see combinations like Salesforce and Slack, that’s when you say, “Wow. Yes. This can be the next generation of business,” because these ecosystems, these industries, they start to appear. They transform. And then provide it vertically, provide it horizontally, provide it for a unique industry like healthcare or financial services. Wow, it’s really a moment where everyone can be more productive. Everyone’s going to be working from anywhere. We’re going to have a new world. Even when we’re vaccinated and we’re all “back to work,” we’re going to be in a new world. And this is very much evidence of that.

S1 08:54	Well, you heard it there, you all. Certainly a bet on what the future of work looks like. Obviously, a lot more collaborative, talking about more productivity, and also that $50 billion revenue goal. That is Marc Benioff’s dream, as he just laid out there. Miles.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IFAND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.